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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

FRONTEER AND RIMFIRE ACQUIRE NEW URANIUM-COPPER-GOLD-SILVER DISTRICT FROM NEWMONT AND BREAKWATER

PR06-02

Vancouver, BC – January 24, 2006:  Fronteer Development Group Inc (“Fronteer”) (FRG – TSX/AMEX) and Rimfire Minerals Corporation (“Rimfire”) (RFM-TSX.V) announced today that they have jointly signed an Agreement with Newmont Exploration of Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE & ASX:NEM; TSX:NMC),  (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”) to acquire 700 mineral claims and a proprietary Geoscience Dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”.

This part of the Yukon is thought to have been physically connected to southern Australia at the time that the extraordinary uranium-copper-gold-silver Olympic Dam Deposit was formed.  Prior work in the area suggests that similar Olympic Dam-type deposits may have formed in the Wernecke Breccias 1.6 billion years ago before the two continents were torn apart.

This new deal provides Fronteer with immediate access to another district-scale uranium project in Canada, making it an excellent addition to Fronteer’s advanced uranium portfolio in coastal Labrador.  Similarly, Rimfire now has exposure to the uranium exploration sector in partnership with a highly regarded technical group that has uranium expertise.

THE DATASET

The dataset assembled as part of a multi-phase CDN$ 8 million exploration program in the Wernecke region between 1992 and 1996 covers an area of approximately 2,000 square kilometres and includes:

1.

Airborne radiometric and magnetic data that covers the entire 2,000 square kilometre project area at 1,000 metre line spacing including specific areas at 250 metre line spacing.

2.

Regional and property-scale geological and geochemical data (including rock, soil and stream sediment data).

3.

Geological and geochemical data from 14,600 metres of diamond drilling.

Some highlights from prior exploration efforts include:

1.

Encouraging drill results that returned 23.8 metres grading 1.78% copper, 0.14 g/t gold and 7.6 g/t silver; 282.0 metres grading 0.23% copper; 73.0 metres grading 0.42% copper and 0.32 g/t gold.

2.

Dozens of previously unrecognized and currently untested radiometric (uranium) anomalies with large footprints.

3.

Multiple untested large-scale drill targets with copper-cobalt-gold-silver-uranium mineralization at surface.

THE TEAM

The Fronteer-Rimfire combination is an ideal partnership, bringing a strong working knowledge of the Wernecke Breccias together with tremendous IOCG exploration experience.  Key members of Rimfire’s technical team played an integral role in both formulating and initially testing the “Olympic Dam” copper-gold model in the district in the early 1990’s and were part of the original syndicate that operated the exploration program for Newmont.  Consequently, Rimfire’s knowledge and experience in the district are key ingredients in this partnership.

Similarly, Fronteer has a significant amount of direct experience exploring for and assessing the prospectivity of Olympic Dam-type districts through the application of modern geophysical techniques and structural geology.  In addition to its current uranium discovery track record in Labrador, members of Fronteer have worked in some of the world’s most prolific districts including:  Cloncurry, Tennant Creek and Gawler Craton of Australia, the Carajas region of Brazil, the Bear Magmatic Zone and Central Mineral Belt of Canada, the Singbhum, Aravalli and Ketri Copper Belts of India, the Zambian copper belt of Africa, and the Ketilidian Belt of Greenland.

“The dataset combined with the collective experience and expertise of Fronteer and Rimfire give our group a clear head start towards making new discoveries in the region”, said Fronteer President Dr. Mark O’Dea, “and an opportunity to quickly prioritize targets through the application of new technology.”

THE POTENTIAL

This agreement covers a very large, district-scale area with enormous mineral potential. Prior exploration has proven the existence of large Olympic-Dam style alteration systems, however the limited drilling done to date has been spread out over a dozen properties and none of these systems has had the detailed exploration required to test their true potential. Fronteer and Rimfire will be re-modeling the data set to refocus exploration on uranium targets and further develop an Olympic-Dam style geological model.

THE DEAL

To complete the acquisition, CDN$2 million in exploration must be spent within the Area of Influence (AOI) within four years.  Newmont and NVI retain a total 2% Net Smelter Royalty over the Area of Interest and a right of first refusal, which terminates after CDN$2 million has been expended.

Fronteer is the operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest.  Once the CDN$2 million has been expended a Joint Venture will be formed between Fronteer and Rimfire, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

ABOUT RIMFIRE

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. In addition to Fronteer, Rimfire is currently partnered with AngloGold (U.S.A.) Exploration Inc., Barrick Gold Corporation, Newmont Mining Corporation, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey with multi-million ounce potential.  Fronteer is also scheduled to commence drilling on two new gold projects in Jalisco, Mexico.

For further information on Rimfire Minerals Corporation visit www.rimfire.bc.ca or contact:

David Caulfield, President & CEO

Jason Weber, Manager, Corporate Communications

(Ph) 604-669-6660

info@rimfire.bc.ca

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing and amount of estimated future resources and resource conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions.  Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 24, 2006

Item 3

Press Release:

Date

Place of Issue

January 24, 2006

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner,

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Fronteer Development Group Inc (“Fronteer”) and Rimfire Minerals Corporation (“Rimfire”) have jointly signed an Agreement with Newmont Exploration of Canada Limited, a subsidiary of Newmont Mining Corporation, (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”) to acquire 700 mineral claims and a proprietary Geoscience Dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”.

Item 5

Full Description of Material Changes:

Fronteer Development Group Inc (“Fronteer”) and Rimfire Minerals Corporation (“Rimfire”) have jointly signed an Agreement with Newmont Exploration of Canada Limited, a subsidiary of Newmont Mining Corporation, (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”) to acquire 700 mineral claims and a proprietary Geoscience Dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”. To complete the acquisition, CDN$2 million in exploration must be spent within the Area of Influence (AOI) within four years.  Newmont and NVI retain a total 2% Net Smelter Royalty over the Area of Interest and a right of first refusal, which terminates after CDN$2 million has been expended.

Fronteer is the operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest.  Once the CDN$2 million has been expended a Joint Venture will be formed between Fronteer and Rimfire, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Mark E. Baknes, Vice President, Exploration

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 24th day of January, 2006.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: January 24, 2006	By: “David A. Caulfield”

David A. Caulfield, President